Exhibit 99.1

CALEDONIA MINING CORPORATION PLC

Annual General Meeting of Shareholders of

Caledonia Mining Corporation Plc (the “Corporation”)

May 4, 2022

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations – Section 11.3

MATTERS VOTED UPON

Description of Matter Voted Upon	Outcome of Vote

1. The reappointments of the following persons as directors of the Corporation.	Carried (on a show of hands)
Leigh Wilson	For:	4,388,999	(97.55%)
	Against:	110,247	(2.45%)
	Abstained:	14,446

Steve Curtis	For:	4,478,845	(99.51%)
	Against:	22,187	(0.49%)
	Abstained:	12,660

Mark Learmonth	For:	3,909,753	(86.86%)
	Against:	591,479	(13.14%)
	Abstained:	12,460

John Kelly	For:	4,406,069	(97.96%)
	Against:	91,567	(2.04%)
	Abstained:	16,056

Johan Holtzhausen	For:	4,440,354	(98.71%)
	Against:	57,956	(1.29%)
	Abstained:	15,382

Dana Roets	For:	4,471,278	(99.47%)
	Against:	23,632	(0.53%)
	Abstained:	18,782

Nick Clarke	For:	4,448,804	(98.92%)
	Against:	48,716	(1.08%)
	Abstained:	16,172

Geralda Wildschutt	For:	4,440,861	(98.73%)
	Against:	57,145	(1.27%)
	Abstained:	15,686

2. The reappointment of BDO South Africa Inc as auditor of the Corporation for the ensuing year and authorizing the directors to set the auditor’s remuneration was approved unanimously by way of a show of hands.

3. The reappointments of Johan Holtzhausen, John Kelly and Geralda Wildschutt as members of the Audit Committee were approved unanimously by way of a show of hands.

4. The Corporation’s authority to make market purchases of shares, subject to conditions as stated in the resolution, was approved unanimously by way of a show of hands.

5. The Corporation’s authority to hold such repurchased shares in treasury was approved unanimously by way of a show of hands.

Dated May 4, 2022